Exhibit 99.1

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalent	$2,649,211	$4,193,839
Restricted cash	-	70,721
Accounts receivable, net	16,707,880	17,281,112
Due from related parties	617,057	897,415
Loan receivable, net	1,312,298	1,351,915
Prepayments, deposits and other current assets, net	2,349,367	1,702,483
Total Current Assets	23,635,813	25,497,485

Property and equipment, net	5,876,294	5,980,692
Intangible assets, net	3,171,269	11,072,858
Prepayments, deposits and other assets	37,554,060	37,689,697
Long term investment	43,944	-
Goodwill	-	4,838,820
Right-of-use assets-operating lease	658,187	338,017
Deferred tax assets	791,759	977,450
Total Assets	$71,731,326	$86,395,019

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$3,252,555	$3,877,084
Accounts payable	16,381,903	18,073,964
Convertible notes	-	6,574,380
Deferred revenue	1,875,261	1,855,313
Loan from third parties	159,273	578,573
Due to a related party	222	218
Operating lease liabilities -current	296,124	215,253
Taxes payable	126,825	244,770
Accrued expenses and other current liabilities	2,798,772	3,038,236
Total Current Liabilities	24,890,935	34,457,791

Operating lease liabilities -non-current	366,065	146,932
Deferred tax liabilities	-	1,882,829
Total Liabilities	25,257,000	36,487,552

COMMITMENTS AND CONTINGENCIES

EQUITY:
Class A Common shares, $0.00003 par value, 4,980,000,000 shares authorized; 6,007,767 and 2,292,652 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	180	68
Class B Common shares, $0.00003 par value, 20,000,000 shares authorized; 202,032 and 2,032 issued and outstanding as of June 30, 2025 and December 31, 2024	6	-
Additional paid-in capital	325,148,808	363,712,513
Subscription receivable	(4,711,396)	(55,906,186)
Accumulated deficit	(272,171,637)	(255,789,851)
Accumulated other comprehensive loss	(5,647,527)	(6,072,241)
Total X3 Holdings Co., Ltd.’s Shareholders’ Equity	42,618,434	45,944,303
Non-controlling interest	3,855,892	3,963,164
Total Equity	46,474,326	49,907,467
Total Liabilities and Equity	$71,731,326	$86,395,019

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2025	2024
REVENUES:
Application development services	$1,599,202	$884,538
Consulting and technical support services	1,082,533	2,383,000
Subscription services	302,583	215,355
Trading revenue	-	1,375,319
Others revenue	-	135,832
Total revenues	2,984,318	4,994,044

COST OF REVENUES
Cost of application development services	1,158,423	301,601
Cost of consulting and technical support services	411,991	1,019,261
Cost of subscription services	42,966	27,749
Cost of trading revenue	-	1,371,067
Cost of others revenue	-	53,626
Total cost of revenues	1,613,380	2,773,304

GROSS PROFIT	1,370,938	2,220,740

OPERATING EXPENSES
Sales and marketing	381,935	548,885
General and administrative	2,447,531	3,773,296
(Recovery of) provision for credit losses	(1,427,183)	3,773,492
Research and development	1,600,711	2,156,721
Share based compensation	4,040,000	3,654,999
Impairment charges	12,012,569	-
Total operating expenses	19,055,563	13,907,393

OPERATING LOSS	(17,684,625)	(11,686,653)

OTHER (EXPENSES) INCOME
Loss from deregistering of a subsidiary	-	(113,361)
Loss from long term investment	(4,853)	-
Change in fair value of convertible notes	-	1,048,271
Other expenses, net	(317,475)	(585,759)
Total other (expenses) income	(322,328)	349,151

LOSS BEFORE INCOME TAXES	(18,006,953)	(11,337,502)

INCOME TAX BENEFIT	(1,690,631)	(144,951)

NET LOSS	(16,316,322)	(11,192,551)

Less: income (loss) attributable to non-controlling interests	65,464	(705,479)
NET LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD	(16,381,786)	(10,487,072)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	251,978	(1,098,206)
COMPREHENSIVE LOSS	(16,064,344)	(12,290,757)
Less: comprehensive loss attributable to non-controlling interest	(107,272)	(648,203)
COMPREHENSIVE LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD	$(15,957,072)	$(11,642,554)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	2,838,778	2,190,090
LOSS PER SHARE
Basic and diluted	$(18.46)	$(4.79)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares				Additional Paid-in	Subscription	Accumulated	Accumulated Other Comprehensive	Non-controlling	Total
	Class A	Amount	Class B	Amount	Capital	Receivable	Deficit	Loss	Interest	Equity
Balance, January 1, 2025	2,292,652	$68	2,032	$-	363,712,513	$(55,906,186)	$(255,789,851)	$(6,072,241)	$3,963,164	$49,907,467
Issuance of shares for private placement	3,720,933	112	-	-	9,329,888	(4,600,000)	-	-	-	4,730,000
Deemed distribution	-	-	-	-	(36,027,401)	39,888,604	-	-	-	3,861,203
Split shares	(5,818)	-	-	-	(15,906,186)	15,906,186	-	-	-	-
Restricted shares issued for services	-	-	200,000	6	4,039,994	-	-	-	-	4,040,000
Net loss for the year	-	-	-	-	-	-	(16,381,786)	-	65,464	(16,316,322)
Foreign currency translation adjustment	-	-	-	-	-	-	-	424,714	(172,736)	251,978
Balance, June 30, 2025	6,007,767	$180	202,032	$6	325,148,808	$(4,711,396)	$(272,171,637)	$(5,647,527)	$3,855,892	$46,474,326

Balance, January 1, 2024	2,162,202	$64	2,032	$-	347,080,357	$(40,500,000)	$(168,679,873)	$(5,062,516)	$11,182,715	$144,020,747
Issuance of shares for private placement	970	-	-	-	101,639	500,000	-	-	-	601,639
Stock dividend	129,790	4	-	-	10,872,746	-	(10,872,750)	-	-	-
Issuance of shares for services	-	-	-	-	3,654,999	-	-	-	-	3,654,999
Deregister a subsidiary	-	-	-	-	-	-	-	-	113,361	113,361
Net loss for the year	-	-	-	-	-	-	(10,487,072)	-	(705,479)	(11,192,551)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,155,482)	57,276	(1,098,206)
Balance, June 30, 2024	2,292,962	$68	2,032	$-	361,709,741	$(40,000,000)	$(190,039,695)	$(6,217,998)	$10,647,873	$136,099,989

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,316,322)	$(11,192,551)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation and amortization	1,387,003	2,928,124
Recovery of (provision for) credit losses	(1,427,183)	3,773,492
Share based compensation	4,040,000	3,654,999
Loss from disposal of property and equipment	59	-
Deferred tax benefit	(1,693,253)	(144,541)
Change in fair value of convertible notes	-	(1,048,271)
Settlement loss on disposition of assets	-	318,129
Accrued interest for liabilities	181,559	192,471
Loss from disposition of a subsidiary	-	113,361
Impairment charges	12,012,569	-
Loss from long term investment	4,853	-
Amortization of right-of-use assets-operating lease	123,813	185,657
Changes in assets and liabilities:
Notes receivable	-	27,720
Accounts receivable	2,392,961	(357,380)
Prepayments, deposits and other assets	(115,600)	25,289
Accounts payable	(1,888,287)	8,762
Accrued expenses and other current liabilities	(292,571)	1,110,024
Taxes payable	(121,077)	(7,406)
Deferred revenue	(15,011)	(519,449)
Operating lease liabilities	(144,040)	(164,221)
NET CASH USED IN OPERATING ACTIVITIES	(1,870,527)	(1,095,791)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment from (loans to) third parties	53,107	(94,494)
Purchases of property and equipment	(26,302)	(605,746)
Purchases of intangible assets	(307,686)	(396,847)
Repayment from (loans to) related parties	274,969	(245,472)
Net cash arising from business combination	-	47,240
Payment for long-term investment	(48,259)	-
NET CASH USED IN INVESTING ACTIVITIES	(54,171)	(1,295,319)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,103,053	2,079,002
Repayments of short-term bank loans	(1,792,461)	(3,187,803)
Proceeds from private placement and market offering	8,591,203	601,639
(Repayment of) proceeds from convertible notes	(533,333)	1,419,589
Proceeds from related parties	7,173	8,182
(Repayment to) loan from third party	(6,641,906)	10,193
Payment of deferred financing costs	(480,000)	-
NET CASH PROVIDE BY FINANCING ACTIVITIES	253,729	930,802

EFFECT OF EXCHANGE RATE CHANGES	55,620	(102,431)

NET DECREASE IN CASH, CASH EQUIVALENT AND RESTRICTED CASH	(1,615,349)	(1,562,739)

CASH, CASH EQUIVALENT AND RESTRICTED CASH - beginning of period	4,264,560	4,715,500

CASH, CASH EQUIVALENT AND RESTRICTED CASH - end of period	$2,649,211	$3,152,761

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$139,221	$152,140
Income taxes	$2,621	$(271)

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Right of use assets obtained in exchange of lease liabilities	$436,685	$293,269
Prepayments, deposits and other assets as consideration for acquisition	$-	$13,854,016
RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalent	$2,649,211	$1,468,511
Restricted cash	-	1,684,250
Total cash, cash equivalent and restricted cash	$2,649,211	$3,152,761

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

X3 Holdings Co., Ltd. (“X3” or the “Company”) is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Company, through its subsidiaries (collectively the “Group”), is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Stewart Lor, the Company’s Chairman of the Board and Co-Chief Executive Officer (“Co-CEO”) is the ultimate Controlling Shareholders of the Company.

Effective January 30, 2024, the Company has undergone a transformation, changing its corporate name from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd. The Nasdaq stock symbol has also transitioned from PBTS to XTKG. This change reflects the Group’s evolving global expansion strategy and its commitment to broader technological and business horizons.

As of June 30, 2025, the details of the Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Holding Limited (“Powerbridge HK”)	100% by X3	July 27, 2018	Hong Kong, PRC	Investment holding
Hong Kong Hongyi Holdings Limited(“Hongyi”)	100% by X3	April 24, 2023	Hong Kong, PRC	Investment holding
Hongding Technology Co., Ltd (“Hongding”)	100% by X3	July 28, 2020	Hong Kong, PRC	Investment holding
Powercrypto Inc	100% by X3	April 5, 2022	USA	Management consultancy services
X3 HOLDINGS PTE. LTD. (“X3 HOLDINGS”)	100% by X3	November 8, 2023	Singapore	Investment holding
Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”) (1)	100% by X3	November 30, 2021	Hong Kong, PRC	Investment holding
X3 Technologies PTE. LTD.	100% by X3 HOLDINGS	July 22, 2024	Singapore	Software application and technology services
Powerbridge Technology Group Co., Ltd. (“Powerbridge Zhuhai”)	100% by Powerbridge HK	October 30, 1997	the PRC	Software application and technology services
Powerstream Supply Chain Co., Ltd. (“Powerstream”)	100% by Powerbridge HK	August 17, 2021	the PRC	Supply chain business
Powermeta Digital Co., Ltd. (“Powermeta”)	100% by Powerbridge HK	January 21, 2022	the PRC	Software application and technology services
Powerbridge Digital Trade (HK) Co., Limited	51% by Powerbridge HK	June 26, 2023	Hong Kong, PRC	Investment holding
SmartConn Co.Limited(“SmartConn”)	50.99% by Powerbridge HK	December 14, 2020	Hong Kong, PRC	Investment holding
Hongxi Data Technology Co., Ltd.	70% by Powerbridge Zhuhai	February 8, 2021	Macau	Software application and technology services
Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”)	60% by Powerbridge Zhuhai	July 21, 2021	the PRC	Supply chain business
Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”)	51% by Powerbridge Zhuhai	April 25, 2021	the PRC	software application and technology services
Metafusion Digital Co., Ltd (“Metafusion”)	66% by Powermeta Digital	February 15, 2022	the PRC	Software application and technology services
Shanghai Stamp Technology Co., Ltd.	100% by SmartConn	December 9, 2018	the PRC	Software application and technology services
Ascendent Insight Education Co., Ltd. (“Ascendent”) (1)	90% by Anxin Jieda	January 7, 2020	the PRC	Software application and technology services
Xingtai Ningyao Technology Co., Ltd. (1)	100% by Ascendent	December 17, 2022	the PRC	Software application and technology services
Shenzhen Hongchuangxin Technology Co., Ltd.(“Hongchuangxin”)	100% by Hongyi	October 31, 2022	the PRC	Trading

(1)	On July 14, 2025, the Company signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Anxin Jieda, and its subsidiaries, for a total consideration of $6,370 (HKD50,000). The transaction was closed on July 29, 2025.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

 In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s annual financial statements for the year ended December 31, 2024 filed with the SEC on April 25, 2025.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Group and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Liquidity

As of June 30, 2025, the Group had working capital deficit of $1.3 million. For the six months ended June 30, 2025, the Group incurred a net loss of approximately $16.3million and had negative operating cash flow of approximately $1.9 million. The Group has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Group monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of June 30, 2025, the Group had cash and cash equivalent of approximately $2.6 million.

On August 13, 2025, the Company entered into a promissory note agreement with a creditor, pursuant to which the Company issued the creditor an unsecured promissory note with original principal amount of $1,095,000 for $1,000,000 in gross proceeds. The promissory note bears interest at a rate of 8% per annum compounding daily and have a term of twelve months. The promissory note includes an original issue discount of $80,000 along with $15,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 120% of the outstanding balance elected for pre-payment. As of this report date, the Company has collected $1.0 million.

On May 19, 2025, the Company entered into purchase agreements with thirteen investors. Pursuant to the Purchase Agreement, the Company agreed to sell 22,325,600 (post-reverse stock split adjusted to 3,720,933) Class A ordinary shares, at a purchase price of $ 0.43 (post-reverse stock split adjusted to $2.58) per share. The Company has received proceeds of $5.0 million as of June 30, 2025. Outstanding subscription receivable amounted to $4.6 million as of June 30, 2025.

On July 11, 2025, the Company entered into a definitive securities purchase agreement with certain individuals, the Company agreed to sell 60,000,000 (post-reverse stock split adjusted to 10,000,000) Class A ordinary shares with consideration of $25.8 million. The Company issued 60,000,000 (post-reverse stock split adjusted to 10,000,000) Class A ordinary shares on July 17, 2025.

The Group believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Group may need additional cash resources in the future if the Group experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Group wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Group’s amounts of cash on hand, the Group may seek to issue debt or equity securities or obtain a credit facility.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include but not limited to the useful lives of property and equipment and intangible assets, impairment of long-lived assets, impairment of goodwill, valuation of accounts receivables, valuation of convertible notes, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Foreign currency translation

The functional currencies of the Group are the local currency of the country in which the subsidiaries operate. The Group’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive loss.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments including cash, notes and accounts receivable, due from related parties, deposits and other current assets, notes and accounts payable, customer deposits, salaries and benefits payables and due to related party approximates their recorded values due to their short-term maturities. The fair value of the deposits and other assets and loans to third parties approximate their carrying amounts because the deposits were paid in cash.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses.

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption has no material impact to the Group’s unaudited condensed consolidated financial statements. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable is considered impaired and written off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

Prepayments, deposits and other assets, net

Prepayment, deposit and other assets, net, primarily consists of advances to suppliers for purchasing goods or services that have not been received or provided; security deposits made to our customers; advances to employees prepayment for potential acquisition and antique art pieces obtained in lieu of debt repayment. Prepayment, deposit and other assets are classified as either current or non-current based on the terms of the respective agreements and periods when they are expected to be realized. These advances are unsecured and these advances and antique art pieces are reviewed periodically to determine whether their carrying value has become impaired.

Intangible assets, net

The Group’s intangible assets mainly include capitalized development costs, purchased software and acquired software from business acquisitions. The Group follows the provisions of Accounting Standards Codification (“ASC”) 985-20, “Costs of Software to be Sold, Leased, or Marketed.” ASC 985-20 provides guidance on capitalization of the costs of software developed or obtained for sold, leased, or marketed. The Group expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Useful Life
Capitalized development costs	5 years
Purchased software	5 years
Software from business combinations	10 years

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the six months ended June 30, 2025, due to slow development of Hongchuangxin, the Group evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Hongchuangxin was less than carrying value. Therefore, the Group impaired the intangible assets acquired from the acquisition of Hongchuangxin of $7,173,749 for the six months ended June 30, 2025. For the six months ended June 30, 2024, there was no impairment was recognized for the long-lived assets.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Business combinations

The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Group evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment.

In the course of evaluating the potential impairment of goodwill, the Group may perform either a qualitative or a quantitative assessment. The Group’s qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, the Group assesses qualitative factors to determine whether the existence of events or circumstances leads the Group to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events and circumstances, the Group determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if the Group concludes otherwise, then the Group performs a quantitative impairment analysis.

If the Group either chooses not to perform a qualitative assessment, or the Group chooses to perform a qualitative assessment but is unable to qualitatively conclude that no impairment has occurred, then the Group performs a quantitative evaluation. In the case of a quantitative assessment, the Group estimates the fair value of the reporting unit with which the goodwill that is subject to the quantitative analysis is associated and compares it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the excess is recorded as a goodwill impairment, which is limited to the total amount of goodwill allocated to that reporting unit.

For the six months ended June 30, 2025, the Group performed the impairment test and determined that the fair value of goodwill acquired from the acquisition of Hongchuangxin was less than carrying value. The Group impaired the goodwill acquired from the acquisition of Hongchuangxin of $4,838,820 for the six months ended June 30, 2025.

For the six months ended June 30,2024, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized for the six months ended June 30, 2024.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Group adopted ASC Topic 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group derives its revenues from four sources: (1) application development services, (2) consulting and technical support services, (3) subscription services, (4) trading and (5) others. All of the Group’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

The Group’s application development service contracts are primarily on a fixed-price basis, which require the Group to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Group is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis. The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training.

The Group’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Group has enforceable right on payments for the work performed.

The Group sometimes provides a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, the Group believes the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and the Group also provides the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by the Group performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

The Group assesses that application development service, PCS or specific service and service-type warranty, if applicable, are distinct performance obligations in the application development service contracts. The Group provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as the Group’s performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. The Group uses an input method based on cost incurred as the Group believes that this method most accurately reflects the Group’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Group to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Group’s estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. The Group has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Group recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Group has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Group entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, the Group sells and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, the Group controls the IT equipment before they are transferred to the customer. The Group has the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. The Group assesses the sale of equipment is separately identifiable from other promises in the contract and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Group to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Group’s software-as-a-service applications for a subscribed period. The Group’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

(4) Trading revenue

The Group started trading business for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer.

(5) Others revenue

In April 2023, the Group started regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. The Group’s services under regional cooperation agreements include marketing support to advertise as well as utilization of the Group’s trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. The Group charges a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all the Group’s cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Group provides no financing to authorized distributors and offers no guarantees on their behalf, the services provided by the Group are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Group reports revenues net of value added tax (“VAT”). The Group’s subsidiaries in PRC are subject to a 3% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services or products.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Practical Expedient and Exemptions

The Group does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Group records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Group’s right to consideration in exchange for the service that the Group has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Group has the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of June 30, 2025 and December 31, 2024, the balance of deferred revenue amounted to $1,875,261 and $1,855,313, respectively.

Operating leases

The Group adopted Topic 842 on January 1, 2022 using the modified retrospective transition approach. The Group has lease contracts for factory and office space under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2025 and 2024. All of the tax returns of the Group’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Loss per share

Earnings (loss) per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive. For the six months ended June 30, 2025 and 2024, since the company had a loss, basic and dilutive loss per share is the same.

Share-Based compensation

The Group accounts for share-based awards to employees and nonemployees directors and consultants in accordance with the provisions of ASC 718, Compensation—Stock Compensation, and under the recently issued guidance following FASB’s pronouncement, ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Under ASC 718, and applicable updates adopted, for employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award. For the non-employee stock-based awards, the fair value of the awards to non-employees are measured every reporting period based on the value of the Group’s Ordinary share.

Segment reporting

The Group’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Concentrations of Risks

(a) Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of June 30, 2025 and December 31, 2024, the aggregate amount of cash, cash equivalents and restricted cash of $2,546,964 and $4,209,535, respectively, were held at major financial institutions in PRC mainland, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy for allowance for credit losses on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(b) Foreign currency risk

A majority of the Group’s expense transactions are denominated in RMB and a significant portion of the Group and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Group’s functional currency is the RMB, and the Group’s financial statements are presented in U.S. dollars. The RMB deprecation by 2.8% in fiscal year 2024 and appreciation by 1.9% for the six months ended June 30, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Group needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group.

(c) Significant customers

For the six months ended June 30, 2025, two customers accounted for 38.7% and 15.1% of the Group’s total revenues, respectively. For the six months ended June 30, 2024, three customers accounted for 13.7%, 12.9% and 10.0% of the Group’s total revenues, respectively. As of June 30, 2025, two customers accounted for 16.3% of and 11.3% the Group’s accounts receivable. As of December 31, 2024, two customers accounted for 15.6% and 10.3% of the Group’s accounts receivable, respectively.

(d) Significant suppliers

For the six months ended June 30, 2025, three suppliers accounted for 19.3%, 12.6% and 10.2% of the Group’s total purchases, respectively. For the six months ended June 30, 2024, five suppliers accounted for 15.4%, 13.4%, 11.5%, 10.9% and 10.4% of the Group’s total purchases, respectively. As of June 30, 2025, two suppliers accounted for 26.2% and 10.7% of the Group’s total accounts payable. As of December 31, 2024, one supplier accounted for 24.6% of the Group’s total accounts payable.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures. The Group is currently assessing the potential impact of the rule on our disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is affected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	June 30, 2025	December 31, 2024
Accounts receivable	$26,606,601	$28,715,543
Less: Allowance for credit losses	(9,898,721)	(11,434,431)
Accounts receivable, net	$16,707,880	$17,281,112

Unbilled accounts receivable included in accounts receivable above amounted to $10,664,445 and $11,973,816 as of June 30, 2025 and December 31, 2024, respectively. The unbilled accounts receivables as of June 30, 2025 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of September 15, 2025, approximately $2.3 million (or 8.5%) of total accounts receivable as of June 30, 2025 was collected. It represented 9.9% of billed accounts receivable balance and 6.4% of unbilled accounts receivable balance as of June 30, 2025 were subsequently collected, respectively.

Movement of allowance for credit losses is as follows:

	For the Six Months Ended June 30, 2025	For the Year ended December 31, 2024
Beginning balance	$11,434,431	$7,133,370
(Recovery of) provision for credit losses	(1,554,884)	4,625,042
Written-off	(99,847)	(131,158)
Foreign currency translation adjustments	119,021	(192,823)
Ending balance	$9,898,721	$11,434,431

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	June 30, 2025	December 31, 2024
Security deposits (1)	$635,929	$631,211
Advances to suppliers	1,726,396	1,659,609
Advances to employees	83,211	129,971
Prepaid expense	561,737	529,751
Antique art pieces (2)	36,970,600	36,970,600
Deferred financing cost	480,000	-
Others	4,188	19,286
Total	40,462,061	39,940,428
Less: Long term portion	(37,554,060)	(37,689,697)
Allowance for credit losses	(558,634)	(548,248)
Prepayments, deposits and other assets – current portion	$2,349,367	$1,702,483

(1)	Security deposits mainly represent contract fulfillment deposits required by customer for specific projects, rent deposits etc.

(2)	On January 5, 2023, the Group received 20 antique art pieces to settle $59,651,975 (RMB411,157,212) from a debt extinguish agreement. On May 1, 2024, the Group settled 7 antique art pieces as a purchase consideration to acquire Hongchuangxin. The fair value of the remaining antique art pieces was $36,970,600 as of June 30, 2025.

Movement of allowance for credit losses is as follows:

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Beginning balance	$548,248	$281,694
Provision for credit losses	127,701	9,065,372
Written-off	(127,701)	(8,787,174)
Foreign currency translation adjustments	10,386	(11,644)
Ending balance	$558,634	$548,248

Note 5 — Intangible assets, net

Intangible assets, net consist of the following:

	June 30, 2025	December 31, 2024
Capitalized development costs (1)	$12,534,364	$11,995,622
Purchased software	391,929	384,643
Software from business combinations	44,002,341	43,184,301
Subtotal	56,928,634	55,564,566
Less: accumulated amortization	(17,338,186)	(15,877,444)
Impairment	(36,419,179)	(28,614,264)
Intangible assets, net	$3,171,269	$11,072,858

(1)	The Group capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage.

Amortization expense for the six months ended June 30, 2025 and 2024 amounted to $1,145,741 and $2,691,285, respectively.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Related party balances and transactions

The relationship of related parties

Name of Related Party	Relationship to the Group
Stewart Lor	Co-CEO
Ban Lor	Co-founder, Co-CEO’s brother
Yuxia Xu	CFO
Phillip Tao Qiu	Independent Director
Xiaoyan Liu	Shareholder of Ascendent
Zhongchuan Dadi (Beijing) Technology Co., LTD	Shareholder of Ascendent

Due from related parties (1)

	June 30, 2025	December 31, 2024
Ban Lor	$6,678	$13,700
Stewart Lor	290,257	348,714
Yuxia Xu	105,715	60,700
Phillip Tao Qiu	210,973	470,931
Xiaoyan Liu	3,434	3,370
Subtotal	$617,057	$897,415

(1)	From time to time, the Group advances funds to senior management, mainly for expanding oversea business purpose.

Due to a related party (1)

	June 30, 2025	December 31, 2024
Zhongchuan Dadi (Beijing) Technology Co., LTD	$222	$218

(1)	The above balance represent unpaid expenses to the related party.

Related party transactions

		For the Six Months Ended June 30,
		2025	2024
Stewart Lor	Interest income	$7,959	$8,003
Yuxia Xu	Interest income	$-	$6,998

Loan guarantee provided by related parties

In connection with the Group’s short term bank loans, Mr. Stewart Lor pledged his personal assets as collateral and signed guarantee agreements to provide guarantee to the Company’s bank loans. (See Note 7).

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Short term bank loans

Outstanding balance of short-term bank loans consisted of the following:

	June 30, 2024	December 31, 2024
Loans from Bank of Communication Fixed interest rates ranging from 3.90% to 4.20%, maturity dates from January 16, 2024 to April 10, 2025 and guaranteed by the representative of Zhuhai Powerbridge, Mr. Stewart Lor and a third party. The Group pledged buildings with the aggregated carrying value of $2.1 million and $2.1 million as of June 30, 2025 and December 31, 2024 to secure the loans	$1,814,730	$2,465,990
Loan from SPD Bank Fixed interest rates ranging from 3.5% to 4.1%, maturity on from June 28, 2024 to December 16, 2025 and guaranteed by Mr. Stewart Lor. The Group pledged fixed asset with the aggregated carrying value of $1.6 million and $1.6 million as of June 30, 2025 and December 31, 2024 to secure the loan, Mr. Stewart Lor pledged personal property to secure some of these loans.	1,437,825	1,411,094
Short term bank loans	$3,252,555	$3,877,084

The movement short-term bank loans are as follows:

	For the Six Months Ended June 30,
	2025	2024
Beginning balance	$3,877,083	$3,943,718
Additions	1,103,053	2,079,002
Repayments	(1,792,461)	(3,187,803)
Foreign currency translation adjustments	64,880	(82,825)
Ending balance	$3,252,555	$2,752,092

For the six months ended June 30, 2025 and 2024, interest expense for above short-term bank loans were $64,324 and $77,673, respectively, with the weighted average interest rate of 3.8% and 4.0%, respectively.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Lease

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the six months ended June 30, 2025 and 2024 amounted to $174,733 and $258,823, respectively. Cash paid for amounts included in the measurement of lease liabilities amounted to $144,040 and $164,221 for the six months ended June 30, 2025 and 2024, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2024	December 31, 2024
Right-of-use assets, net	$658,187	$338,017

Operating lease liabilities - current	296,124	215,253
Operating lease liabilities - non-current	366,065	146,932
Operating lease liabilities	$662,189	$362,185

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.4 years
Weighted average discount rate	4.3%

The following is a schedule of maturities of lease liabilities as of June 30, 2025:

Twelve months ending June 30,	Amount
2026	$316,754
2027	230,895
2028	146,424
Total future minimum lease payments	694,073
Less: imputed interest	(31,884)
Present value of lease liabilities	$662,189

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Convertible notes

Convertible notes consist of the following:

	June 30, 2025	December 31, 2024
YA Notes	$-	$6,574,380
Convertible notes	$-	$6,574,380

YA 2024 Notes

On May 16, 2024, the Group entered into entered into a standby equity purchase agreement with YA II PN, LTD (“YA”) Pursuant to the Purchase Agreement, YA purchases convertible notes in the principal amount of $8,000,000 (the “YA 2024 Notes”) and up to $30,000,000 (the “Commitment Amount”). The offering will be conducted in four tranches and each closing has conditions specified in the agreement. The principal will become due and payable before maturity date defined in specific agreement and bears an annual interest rate of 8% unless earlier converted or redeemed by the Group. At any time before the maturity date, YA may convert convertible notes at its option into Class A Ordinary Shares. The Group has the right, but not the obligation, to redeem a portion or all amounts outstanding under the convertible notes prior to the maturity date at a cash redemption price equal to the outstanding principal balance to be redeemed, plus the redemption premium, plus accrued and unpaid interest. The Group shall pay to the Investor a structuring fee in amount of $15,000. The Group accounted for the above structuring fee as direct financing cost to YA Notes.

On May 16, 2024, The Group closed the first tranche of the YA 2024 Notes for the principal amount of $4,756,986 with an origin issue discount (“OID”) of 7% for a maturity date at May 16, 2025. The net proceed from the first closing was $4,162,347 (after deducting OID and other issuance costs). On June 17, 2024, The Group closed the second tranche of the YA 2024 Notes for the principal amount of $1,500,000 with an origin issue discount (“OID”) of 7% for a maturity date at May 16, 2025. The net proceed from the second tranche was $1,317,225 (after deducting OID and other issuance costs).

On December 5, 2024, the Company and YA entered into an omnibus amendment agreement (the “December 2024 modification”). Pursuant to the omnibus amendment agreement, the Floor Price under the YA 2024 Notes will be reduced from $0.1641 (post-reverse stock split adjusted to $0.98) to $0.10 (post-reverse stock split adjusted to $0.6) per Ordinary share, subject to the adjustment to reflect any reverse stock split effectuated by the Company.

The Group adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) by using a modified retrospective transition method. In accordance with ASU 2020-06, since the YA 2024 Notes were not issued at a substantial premium, all of the proceeds received from the issuance are recorded as a liability on the unaudited condensed consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing are attributed to the conversion option at inception. The difference between the principal amount and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value to its face value on the respective put dates.

During the year ended December 31, 2024, the effective interest rates of the first and second tranche of the YA 2024 Notes were ranged from 7.1% and 22.8%, respectively. The aggregated effective interest expense amounted to $558,585 for the year ended December 31, 2024.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Convertible notes (continued)

The December 2024 modification with YA was determined to be an extinguishment of debt in accordance with ASC 470. As a result, the difference between the fair value of YA 2024 Notes immediately after the December 2024 modification and the carrying value of the YA 2024 Notes immediately before the modification in the amount of $473,653 was accounted for as a loss on debt extinguishment for the year ended December 31, 2024.

On February 16, 2025, the Company entered into a forbearance and repayment agreement (the “Forbearance Agreement”) with YA, pursuant to which YA agreed (a) to forbear from exercising certain of its rights and remedies as stipulated under the related agreements and (b) to forbear from exercising conversion right under the outstanding YA 2024 Notes into the Company’s Ordinary shares in connection with the outstanding amounts under the YA 2024 Notes as set forth in the Forbearance Agreement, subject to the conditions, amendments and modifications contained in the Forbearance Agreement for the period commencing from February 16, 2025 to June 30, 2025, so long as (i) the Company strictly complies with the terms of this Forbearance Agreement and (ii) that there is no occurrence or existence of any event of default as defined in the related agreements or in the Forbearance Agreement, other than the existing defaults as stated in the Forbearance Agreement. In addition, the Forbearance Agreement does not constitute a waiver of, or an amendment to, any rights, powers, or remedies of the Investor under the related agreements in conjunction therewith as in effect prior to the date of the Forbearance Agreement. Prior to April 24, 2025, the Company repaid $533,333 to YA. On April 24, 2025, the Company entered into a termination agreement with YA, pursuant to which YA agreed terminate the standby equity purchase and registration rights and obligation (together as “the YA termination”). The Company evaluated the YA termination under ASC 470 and determined that it was not considered an extinguishment of debt. As a result, the Company reclassified the YA 2024 Notes to loan from third parties. From April 24, 2025 to June 30, 2025, the Company repaid $6,063,333 to YA, the remining balance was $159,273 as of June 30, 2025.

Note 10 — Taxes

Income tax

Cayman Islands

X3 was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Hong Kong

Powerbridge HK is established in Hong Kong. Under the Hong Kong tax laws, Powerbridge HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Taxes (continued)

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Group’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2023, which reduced its statutory income tax rate to 15%. The rest of the Group’s subsidiaries in PRC are subject to an income tax rate of 25%.

The impact of the preferred tax treatment noted above decreased income taxes by $18,461 and $209,134 for the six months ended June 30,2025 and 2024, respectively. The benefit of the preferred tax treatment on net loss per share (basic and diluted) was $0.00 (split-adjusted 0.01) and $0.00 (split-adjusted 0.06) for the six months ended June 30, 2025 and 2024, respectively.

Significant components of the provision for income taxes are as follows:

	For the Six Months Ended June 30,
	2025	2024
Current	$2,621	$(410)
Deferred	(1,693,253)	(144,541)
Income tax expense (benefit)	$(1,690,631)	$(144,951)

The following table reconciles China statutory rates to the Group’s effective tax rate:

	For the Six Months Ended June 30,
	2025	2024
PRC statutory rates	25.0%	25.0%
Preferential tax rates	0.1%	(1.9)%
R&D credits	0.6%	1.2%
Change in valuation allowance and others	(16.3)%	(23.3)%
Effective tax rate	9.4%	1.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

	June 30, 2025	December 31, 2024
Deferred tax assets:
Provision for credit losses	$1,307,197	$1,483,285
Depreciation and amortization	211,130	207,204
Net operating loss carryforward	3,105,490	2,751,701
Valuation allowance	(3,832,058)	(3,464,740)
Deferred tax assets, net	$791,759	$977,450

Deferred tax liabilities:
Increase in fair value of intangible assets acquired through acquisition	$1,815,719	$1,882,829
Impairment of intangible assets acquired through acquisition	(1,815,719)	-
Deferred tax liabilities	$-	$1,882,829

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Taxes (continued)

As of June 30, 2025, the Group has approximately $16.8 million net operating loss (“NOL”) carryforwards with expirations by 2030. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $3,832,058 and $3,464,740 valuation allowance against the deferred tax assets that the Group does not expect to realize at June 30, 2025 and December 31, 2024, respectively.

Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with PRC laws. VAT standard rates are 3% to 13% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Group’s finished products can be used to offset the VAT due on sales of the finished products and services. Powerbridge Zhuhai obtained a VAT preferential status for its technology development business, accordingly, the certain Group’s technology development business is exempted from VAT.

Tax payable

Taxes payable consists of the following:

	June 30, 2025	December 31, 2024
Income taxes payable	$5,697	$5,591
VAT and other tax payable	121,128	239,179
Taxes payable	$126,825	$244,770

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2025 and 2024. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity

Ordinary Shares

On February 10, 2025, the Company held an extraordinary general meeting. At the meeting, the Company’s shareholders approved the following among other items: (a) a share consolidation of every six (6) issued and unissued Class A ordinary shares with par value of $8 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $48; (b) the authorized share capital of the Company be increased from $40,000,000,000 divided into 833,333,333 shares of par value of $48 each, consisting of 830,000,000 Class A ordinary shares of a par value of $48 each and 3,333,333 Class B ordinary shares of a par value of $48 each, to $240,000,000,000 divided into 5,000,000,000 shares of par value of $48 each, consisting of 4,996,666,667 Class A ordinary shares of a par value of $48 each and 3,333,333 Class B ordinary shares of a par value of $48 each, by creation of an additional 4,166,666,667 Class A ordinary shares of a nominal or par value of $48 each; (c) 16,666,667 Class A ordinary shares of the additional 4,166,666,667 authorized Class A ordinary shares be re-designated as Class B ordinary shares, such that the authorized share capital of the Company shall be changed to $240,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$48 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $48 each; (d) the par value of each of the issued and unissued ordinary shares be reduced from $48.00 to $0.00003 per share by cancelling the paid-up share capital to the extent of $47.99997 per share by way of a reduction of capital, so as to form new ordinary shares with par value of $0.00003 each, such that the authorized share capital of the Company shall be changed to $150,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of $0.00003 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $0.00003 each.

All historical share and per share amounts in these condensed financial statements have been retroactively adjusted to reflect the share consolidation.

The Company had 36,046,664 (post-reverse stock split adjusted 6,007,767) and 13,755,975 (post-reverse stock split adjusted 2,292,652) Class A ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively. The Company had 1,212,195 (post-reverse stock split adjusted 202,032) and 12,195 (post-reverse stock split adjusted to 2,032) Class B ordinary shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively.

Shares issued for consulting services

On November 29, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Company agreed to pay $1,000,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. On December 18, 2023, the Company issued 4,202 (post-reverse stock split adjusted to 700) restricted Class A ordinary shares to the advisory firm based on the fair market value.

On December 8, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Company agreed to pay $1,500,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. On December 18, 2023, the Company issued 63,025 (post-reverse stock split adjusted to 10,504) restricted Class A ordinary shares to the advisory firm based on the fair market value.

On June 18, 2025, the Company issued 650,000 (post-reverse stock split adjusted to 108,334) and 550,000 (post-reverse stock split adjusted to 91,666) Class B restricted ordinary shares to Mr. Stewart Lor and Ms. Yuxia Xu, respectively, as stock bonuses.

For the six months ended June 30, 2025 and 2024, the Group recorded a consulting fee expense of $1,860,000, and $1,474,999 included in the share-based compensation expense. As of June 30, 2025 and December 31, 2024, there were no unrecognized share-based compensation expense related to the shares issued for consulting services.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

Restricted share units (“RSUs”) issued for consulting services

On June 16, 2022, the board of directors proposed to modify the Company’s Amended 2018 Stock Option Plan), by supplementing various clauses in relation to the grant of Restricted Shares and Restricted Share Units to the employees, Directors and consultants of the Company.

On July 15, 2022, the Company signed six consulting agreements with six third-party consultants with term of three years. Pursuant to the agreements, the Company agreed to pay total of 2,500 (post-reverse stock split adjusted to 416) RSUs (representing 1 ordinary share of the Company) as compensation for the services after signing of the agreements. The Company issued 2,500 (post-reverse stock split adjusted to 416) RSUs on July 22, 2022. The fair value of those shares was assessed at $13,080,000 based on the stock price of contract date.

For the six months ended June 30, 2025 and 2024, the Company recorded a consulting fee expense of $2,180,000 and $2,180,000 included in the share-based compensation expense. As of June 30, 2025 and December 31, 2024, there were unrecognized share-based compensation expense related to RSUs issued for consulting services amounted to $181,667 and $2,361,667.

2018 Stock option plan

On August 18, 2018 and further amended on February 10, 2019, the Board of Directors (“Board”) approved an amended the 2018 Stock Option Plan (the “2018 Plan”).  The Plan provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to attract and retain the best available personnel and to promote the success of the Company’s business. The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 216 (post-reverse stock split adjusted to 36) shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of ordinary shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of ordinary shares as may be determined by the Committee. The Plan shall become effective on the effective date of the Company’s contemplated initial public offering is completed, which was on April 4, 2019. The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock option awards granted under the plan at the determination of the Board shall be effective and exercisable after the Company’s completion of IPO of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions. The Company believes the options contain an explicit service condition and a performance condition. On July 2, 2020, the Board approved to amend the 2018 Plan to adjust that the maximum aggregate number of ordinary shares reserved and available pursuant to the 2018 Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time. Such amendment was approved during shareholders’ annual meeting on July 27, 2020.

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 12,973 (post-reverse stock split adjusted to 2,162) Class A ordinary shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 4,161 (post-reverse stock split adjusted to 693) Class A ordinary shares s registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 17,134 (post-reverse stock split adjusted to 2,855) Class A ordinary shares.

On April 4, 2019, the Board approved to issue 219 (post-reverse stock split adjusted to 36) stock options to its employees under 2018 stock option plan with exercise price of $24,000 (post-reverse stock split adjusted to $144,000) per share. These options generally have vesting periods of 1-3 years and will expire no later than April 3, 2024. On January 29, 2022, the Board cancelled this plan.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

On April 4, 2019, the Board approved to issue 62 (post-reverse stock split adjusted to 10) stock options to an external consultant under 2018 stock option plan with an exercise price of $18,000 (post-reverse stock split adjusted to $108,000) per share. These options were fully vested upon grant and will expire no later than April 3, 2029. On February 18, 2021, the consultant excised 12 (post-reverse stock split adjusted to 2) shares options on a cashless basis. On February 6, 2021, the Company issued 5 (post-reverse stock split adjusted to 1) Class A ordinary shares to the consultant.

On May 26, 2021, the Board approved to issue 1,584 (post-reverse stock split adjusted to 264) stock options to its employees under 2018 stock option plan with an exercise price of $5,856 (post-reverse stock split adjusted to $35,136) per share. 836 (post-reverse stock split adjusted to 140) of these stock options were fully vested upon grant; 748 (post-reverse stock split adjusted to 124) of these stock options generally have vesting periods of 1-3 years. The options will expire no later than May 26, 2026. On January 26, 2022, the Board approved to amend the exercise price from $5,856 (post-reverse stock split adjusted to $35,136) to $1,632 (post-reverse stock split adjusted to$9,792) per share, 1,210 (post-reverse stock split adjusted to 202) of these stock options were fully vested upon grant; 374 (post-reverse stock split adjusted to 62) of these stock options was vested in one year after grant. The Company recorded modification expense of $2,139,555. On May 16, 2022, the Board further approved to amend the exercise price from $1,632 (post-reverse stock split adjusted to $9,792) to $1,272 (post-reverse stock split adjusted to $7,632) per share. The Company recorded modification expense of $137,641. On December 20, 2022, the Board further approved to amend the exercise price from $1,272 (post-reverse stock split adjusted to $7,632) to $403.2 (post-reverse stock split adjusted to $2,419.2) per share. The Company recorded modification expense of $206,461.

The fair value of stock options was determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instruments. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends. For the year ended December 31, 2022, assumptions used to estimate the fair value of stock options on the grant dates are as follows:

	Options granted in May 2021	Options Amended in January, 2022	Options Amended in May, 2022	Options Amended in December, 2022
Risk-free interest rate	0.81%	1.66%	0.81%	4.44%
Expected life of the options	5 years	4.33 years	4.03 years	3.43 years
Expected volatility	96.0%	96.0%	96.0%	96.0%
Expected dividend yield	-%	-%	-%	-%
Fair value	$7,232,526	$2,106,163	$1,652,811	$689,971

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

A summary of activities of the stock options is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$	Year	US$
Outstanding as of December 31, 2023	272	5,524.52	2.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of December 31, 2024	272	5,524.52	1.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of June 30, 2025	272	5,524.52	0.99	-
Exercisable as of June 30, 2025	272	5,524.52	0.99	-

For the six months ended June 30, 2025 and 2024, total share-based compensation expenses recognized for the share options granted both were $nil. As of June 30, 2025 and December 31, 2024, there was no unrecognized share-based compensation expenses related to the share options granted.

Private placement

On November 24, 2023, the Company entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Company’s Class A ordinary shares at a share price of $6.0 (post-reverse stock split adjusted to $36.0) per share. The Company issued 6,523,157 (post-reverse stock split adjusted to 1,087,192) Class A ordinary shares on November 24, 2023 and recorded the related subscription receivable of $40.0 million as of December 31, 2024 and 2023. In February 2025, the Company entered into a supplemental agreement with these twelve investors to change the aggregate purchase amount to $3,972,600 at a price of $0.609 (post-reverse stock split adjusted to $3.65) per share. The change in the subscription consideration of $36,027,400 was considered as a deemed distribution to the investors. The Company received proceeds of $3,861,203 as of June 30, 2025. Outstanding subscription receivable amounted to $111,397as of June 30, 2025.

On May 19, 2025, the Company entered into purchase agreements with thirteen investors. Pursuant to the purchase agreement, the Company agreed to sell 22,325,600 (post-reverse stock split adjusted to 3,720,933) Class A ordinary shares, at a purchase price of $0.43 (post-reverse stock split adjusted to $2.58) per share. The Company issued 22,325,600 (post-reverse stock split adjusted to 3,720,933) Class A ordinary shares to these investors on June 5, 2025 and received proceeds of $5.0 million as of June 30, 2025. Outstanding subscription receivable amounted to $4.6 million as of June 30, 2025.

Shares issued for reserve

As of June 30, 2025, the Company issued 1,339 (post-reverse stock split adjusted to 223) Class A ordinary shares held in an escrow account as reserve solely for potential stock options. As of June 30, 2025, no shares were transferred to the holders.

Shares issued for long-term investments

On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Company agrees to prepaid 34,911 (post-reverse stock split adjusted to 5,818) Class A ordinary shares to purchase 32% equity of DTI. In connection with the failure to acquire DTL, these 34,911 (post-reverse stock split adjusted to 5,818) Class A ordinary shares were cancelled on January 29, 2025.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Equity (continued)

Warrants

During the year ended December 31, 2021, the Company completed in aggregate of $6.0 million convertible notes with YA and issued 136 (post-reverse stock split adjusted to 22) warrants to YA. The warrants carry a term of five years and shall be exercisable at $17,520 (post-reverse stock split adjusted to $105,120) per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity.

Statutory reserve

Under PRC law, the Company’s subsidiary located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis.

The Company’s subsidiaries in PRC had accumulated deficits as of June 30, 2025 and December 31, 2024, as a result, the statutory reserve balances were $nil as of June 30, 2025 and December 31, 2024.

Note 12 — Commitments and contingencies

Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate.

Note 13 — Segment reporting

The Group’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM makes decisions on resource allocation, assesses performance of the business, and monitors budget versus actual results using factors such as revenue, operating expenses, loss from operations and net loss. Significant expenses include cost of revenues, sales and marketing expenses, general and administrative expenses, research and development and share based compensation, which are each separately presented on the Group’s statements of operations and comprehensive loss. Other segment items within net loss include interest expenses, change in fair value of convertible notes and so on. During the six months ended June 30, 2025 and 2024, all revenue is PRC revenue. The Group’s long-lived assets consist primarily of property and equipment and intangible assets, most of which are located in the PRC.

The following table presents revenues by the service lines:

	For the Six Months Ended June 30,
REVENUES:	2025	2024
Application development services	$1,599,202	$884,538
Consulting and technical support services	1,082,533	2,383,000
Subscription services	302,583	215,355
Trading revenue	-	1,375,319
Others revenue	-	135,832
Total revenues	$2,984,318	$4,994,044

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Subsequent events

On July 11, 2025, the Company entered into a definitive securities purchase agreement with certain individuals, the Company agreed to sell 60,000,000 (post-reverse stock split adjusted to 10,000,000) Class A ordinary shares with consideration of $25.8 million. The Company issued 60,000,000 (post-reverse stock split adjusted to 10,000,000) Class A ordinary shares on July 17, 2025.

The Company entered into a definitive share purchase agreement (the “Share Purchase Agreement”) dated as of August 1, 2025, with a Non-U.S. individual (“Seller”), pursuant to which the Company agreed to acquire 100% of the outstanding equity interests in Creation Intelligent Co., Limited (“Creation Intelligent”), a Hong Kong-based company that holds a 51% equity interest in PicAIGames Technology Co., Ltd. (“PICAIGAMES”), a mobile game developer and operator renowned for its innovative gameplay design and strong user engagement metrics. Pursuant to the Share Purchase Agreement, the acquisition of Creation Intelligent consists of transfer of certain tangible assets of the Company, with a total assessed market value of approximately RMB59.4 million to the Seller. Upon execution of the Share Purchase Agreement, the Company is entitled to full control over Creation Intelligent, including indirect control over PICAIGAMES’s 51% equity interest. The transaction was close on August 1, 2025.

On August 13, 2025, the Company entered into entered into a promissory note agreement with a creditor, pursuant to which the Company issued the creditor an unsecured promissory note with original principal amount of $1,095,000 for $1,000,000 in gross proceeds. The promissory note bears interest at a rate of 8% per annum compounding daily and have a term of twelve months. The promissory note includes an original issue discount of $80,000 along with $15,000 for creditor costs and other transaction expenses incurred in connection with the purchase and sale of the promissory note. The Group may prepay all or a portion of the promissory note at any time by paying 120% of the outstanding balance elected for pre-payment. As of the date of this report date, the Company has collected $1.0 million.